November 7, 2008
VIA EDGAR/FACSIMILE
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0610
Washington, D.C. 20549

Attn:	Nandini Acharya Jeffrey Riedler

Re:	Halozyme Therapeutics, Inc. Form 10-K for the Year Ended December 31, 2007 Filed March 14, 2008 File No. 001-32335
Ms. Acharya/Mr. Riedler:
     I am writing to you in response to your October 31, 2008 letter to Halozyme Therapeutics, Inc., a Delaware corporation (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 10-K filed on March 14, 2008 (the “10-K”). The Staff’s comment is set forth below as well as the Company’s response to the Staff’s comment.
Staff Comment:
     On page 30, we note your description of a transaction with New River Management V, LP and your disclosure that a company board member, Randal Kirk is also an affiliate of New River Management V, LP. We note that you have not identified this transaction as a related party transaction in the Related Persons Transactions section of your proxy, which you have incorporated by reference under Item 13 of your 10-K filing. Please note that Item 13 requires you to identify and disclose related party transactions, including the related person’s interest in the transaction. Accordingly, please amend your 10-K to include Item 13 disclosure related to this transaction or provide an analysis as to why you believe this transaction is not a related party transaction under Regulation S-K, Item 404 (a).
Response:
     On April 23, 2007, the Company and New River Management V, LP (“New River”), entered into a definitive stock purchase agreement (the “Purchase Agreement”) under which New River was to purchase 3,500,000 shares of Company common stock for an aggregate price
Halozyme Therapeutics, Inc., 11388 Sorrento Valley Road, San Diego, California 92121 Office 858.794.8889 Fax 858.704.8311
www.halozyme.com

of $32,095,000. At the time of entering into the Purchase Agreement, Randal J. Kirk was not a member of the Company’s Board of Directors (the “Board”). The Company announced the Purchase Agreement in a Form 8-K filed on April 24, 2007, and Mr. Kirk’s affiliation with New River was disclosed in this Form 8-K. Mr. Kirk joined the Company’s Board on May 15, 2007 and the Company announced his addition to the Board in a Form 8-K filed on May 17, 2007. Mr. Kirk’s affiliation with New River was disclosed in this Form 8-K along with the transaction with New River contemplated by the Purchase Agreement. Following the receipt of antitrust regulatory approvals, the transaction contemplated by the Purchase Agreement closed on May 31, 2007. The Company announced the completion of the transaction on May 31, 2007 through a press release in which Mr. Kirk’s affiliation with New River as well as his membership on the Company’s Board were both disclosed. As the Staff points out in the comment above, Mr. Kirk’s affiliation with New River was disclosed in the MD&A section of the 10-K. In addition, Mr. Kirk’s beneficial ownership of the shares held by New River was also disclosed in the Company’s Definitive Proxy Statement filed on April 3, 2007. Based upon the extensive level of disclosure regarding Mr. Kirk and his affiliation with New River (a Form 8-K filed on April 24, 2007, a Form 8-K filed on May 17, 2007, a press release dated May 31, 2007, a Form 10-K filed on March 14, 2007 and a Definitive Proxy Statement filed on April 3, 2007) we do not believe that an amendment to the Company’s 10-K for the year ended December 31, 2007 should be required.
If you have any further questions, comments or requests for information, please feel free to contact me directly. I can be reached at
(858) 704-8251.

Sincerely, Halozyme Therapeutics, Inc.
By:	/s/ James E. Cartoni
James E. Cartoni
Vice President, Legal

Halozyme Therapeutics, Inc., 11388 Sorrento Valley Road, San Diego, California 92121 Office 858.794.8889 Fax 858.704.8311
www.halozyme.com